UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                            Trex Medical Corporation

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    89531R101
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                  (781)622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                              November 10, 1998
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           (Date of Event which Requires Filing of this Statement)

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     If the filing  person has  previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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


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            1              NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thermo Electron Corporation
                           IRS No. 04-2209186
---------------------------
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

---------------------------
---------------------------
                                                                       (a) [   ]
                                                                       (b) [ x ]
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---------------------------
            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*


                           WC
---------------------------
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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---------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          26,046,509
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           26,046,509
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                     10    SHARED DISPOSITIVE POWER


                           0
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


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            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           26,046,509

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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]
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            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           77.7%
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            14             TYPE OF REPORTING PERSON *

                           CO
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


      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.01 per share, of Trex Medical Corporation (the "Issuer"), as set forth below.

Item 2.     Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect an increase in the Reporting Person's holdings of the Issuer's Shares since the Reporting Person's last filing on Schedule 13D, in July, 1996, of more than one percent. The Reporting Person holds the Shares of the Issuer that are the subject of this Amendment through one or more controlled subsidiaries. As of the date of this Amendment, 23,801,909 Shares were held by ThermoTrex Corporation ("ThermoTrex"), a majority-owned subsidiary of the Reporting Person.

      The Reporting Person develops, manufactures and markets analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper-recycling and papermaking equipment. The Reporting Person also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and restated in its entirety as follows:

      The Reporting Person has expended approximately $17,525,750 in purchasing Shares of the Issuer since the date of its last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital.

Item 4.     Purpose of Transaction

      Item 4 is hereby amended and restated in its entirety as follows:

      The Reporting Person may make purchases of Shares or other securities of the Issuer in such manner and in such amounts as it determines to be appropriate. In determining whether to do so, the Reporting Person will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions. Purchases may be made either on the open market or directly from the Issuer.

      Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.     Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

      (a)  The  Shares  beneficially  owned  by  the  Reporting  Person  include
2,244,600 Shares, or approximately 6.8% of the outstanding Shares, owned directly by the Reporting Person, and 23,801,909 Shares, or approximately 71.0% of the outstanding Shares, owned by ThermoTrex. Of the 23,801,909 Shares owned by ThermoTrex, 678,541 Shares are issuable to ThermoTrex if it elects to convert in full the remaining principal amount of the 4.2% Convertible Subordinated Note (the "Note") issued by the Issuer to ThermoTrex on October 2, 1996. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 319,475 Shares or approximately 1.0% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 288,500 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person is set forth below.

Name                                            Number of Shares(1)
----                                            -------------------
John M. Albertine                                         1,000
Peter O. Crisp                                            4,500
Elias P. Gyftopoulos                                     41,000
George N. Hatsopoulos                                    41,188
John N. Hatsopoulos                                      32,263
Brian D. Holt                                             4,000
Frank Jungers                                             3,850
Paul F. Kelleher                                          9,000
John T. Keiser                                           20,000
Earl R. Lewis                                            38,851
Robert A. McCabe                                          7,050
Theo Melas-Kyriazi                                        4,000
Donald E. Noble                                           1,000
Robert W. O'Leary                                             0
Hutham S. Olayan                                         46,173
Peter G. Pantazelos                                       4,600
William A. Rainville                                     20,000
Arvin H. Smith                                           20,000
Richard F. Syron                                              0
Roger D. Wellington                                       1,000
John W. Wood Jr.                                         20,000
All directors and current executive                     319,475
officers as a group (21 persons)

     (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Holt, Mr. Jungers, Mr. Kelleher, Mr. Keiser, Mr. Lewis, Mr. McCabe, Mr. Melas-Kyriazi, Mr. Noble, Ms. Olayan, Mr. Pantazelos, Mr. Rainville, Mr. Smith, Mr. Wellington, Mr. Wood and all directors and executive officers as a group include 1,000, 1,500, 40,000, 40,000, 32,000, 4,000, 1,000, 6,000, 20,000, 32,000, 1,000, 4,000, 1,000,
40,000, 4,000, 20,000,  20,000, 1,000, 20,000 and 288,500 Shares,  respectively, that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

(b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows: 16 Shares included in Dr. G. Hatsopoulos' ownership are owned by his spouse, and Shares beneficially owned by Ms. Olayan include 1,173 Shares allocated to her account maintained pursuant to the Issuer's deferred compensation plan for directors.

(c) The Reporting Person has effected the following transactions with respect to the Shares during the past 60 days:

     Date          Amount         Price Per Share            Transfer Type
-------------------------------------------------------------------------------
11/10/98        318,000       $11.52                   Open Market Purchase
11/11/98         10,000       $11.25                   Open Market Purchase
11/11/98         13,000       $11.4375                 Open Market Purchase
11/11/98         59,500       $11.3125                 Open Market Purchase
11/11/98         58,700       $11.375                  Open Market Purchase
11/11/98        109,700       $11.25                   Open Market Purchase
12/01/98         22,000       $9.75                    Open Market Purchase
12/11/98            500       $8.1875                  Open Market Purchase
12/11/98            700       $8.25                    Open Market Purchase
12/11/98          6,600       $8.625                   Open Market Purchase
12/11/98        750,600       $8.269                   Open Market Purchase
12/11/98         13,200       $8.75                    Open Market Purchase
12/14/98        154,500       $7.25                    Open Market Purchase
12/14/98         65,100       $7.3125                  Open Market Purchase
12/14/98         15,700       $6.75                    Open Market Purchase
12/14/98          8,700       $6.50                    Open Market Purchase
12/14/98          2,600       $6.875                   Open Market Purchase
12/14/98          2,000       $7.00                    Open Market Purchase
12/14/98            700       $6.625                   Open Market Purchase
12/14/98          3,000       $7.125                   Open Market Purchase
12/15/98          1,000       $7.0625                  Open Market Purchase
12/15/98          1,100       $7.25                    Open Market Purchase
12/15/98         47,000       $7.125                   Open Market Purchase
12/15/98          3,000       $7.1875                  Open Market Purchase
12/15/98        165,200       $7.00                    Open Market Purchase
12/16/98         34,900       $7.50                    Open Market Purchase
12/16/98            500       $7.25                    Open Market Purchase
12/17/98          3,200       $7.50                    Open Market Purchase
12/21/98          1,100       $7.6875                  Open Market Purchase
12/21/98         60,600       $8.00                    Open Market Purchase
12/21/98         18,100       $7.6875                  Open Market Purchase
12/21/98          5,800       $7.5625                  Open Market Purchase


To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares in the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      Item 6 is hereby amended and restated in its entirety as follows:

      Of the 26,046,509 Shares beneficially owned by the Reporting Person, (a) 302,900 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans and
(b) 678,541 Shares are issuable to ThermoTrex if it elects to convert in full the remaining principal amount of the Note. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 97,000 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. Elias Gyftopoulos has the right to acquire 40,000 Shares within 60 days; Dr. George Hatsopoulos has the right to acquire 40,000 Shares within 60 days; Mr. John Hatsopoulos has the right to acquire 32,000 Shares within 60 days; Mr. Paul Kelleher has the right to acquire 6,000 Shares within 60 days; Mr. Earl Lewis has the right to acquire 32,000 Shares within 60 days; and Ms. Hutham Olayan has the right to acquire 40,000 Shares within 60 days.

      During fiscal 1996, the Human Resources Committee of the Board of Directors of the Issuer (the "Committee") established a stock holding policy for executive officers of the Issuer. The stock holding policy specifies an appropriate level of ownership of the Issuer's Shares as a multiple of the officer's compensation. For the chief executive officer, the multiple is one times his base salary and reference bonus for the calendar year. For all other officers, the multiple is one times the officer's base salary.

      In order to assist officers in complying with the policy, the Committee also adopted a stock holding assistance plan under which the Issuer is authorized to make interest-free loans to officers to enable them to purchase Shares in the open market. The loans are required to be repaid upon the earlier of demand or the fifth anniversary of the date of the loan, unless otherwise authorized by the Committee.

      The Committee also adopted a policy requiring its executive officers to hold Shares acquired upon the exercise of stock options granted by the Issuer. Under this policy, executive officers are required to hold one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the option.

     During fiscal 1996, the Committee also established a stock holding policy for directors, including persons who are also directors or executive officers of the Reporting Person (Gary S. Weinstein, Elias P. Gyftopoulos, John T. Keiser and Hutham Olayan). The stock holding policy requires each director to hold a minimum of 1,000 Shares.

      In addition, the Committee adopted a policy requiring directors to hold Shares equal to one-half of their net option exercises over a period of five years. The net option exercise is determined by calculating the number of shares acquired upon exercise of a stock option, after deducting the number of shares that could have been traded to exercise the option and the number of shares that could have been surrendered to satisfy tax withholding obligations attributable to the exercise of the option.

      Item 7.   Material to Be Filed as Exhibits

      The following documents relating to the securities of the Issuer are incorporated herein by reference.

      (i) $42,000,000 Subordinated Convertible Note due 2000 of the Issuer issued to ThermoTrex (filed as Exhibit 4.2 to the Issuer's Registration Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

     (ii) Equity Incentive Plan of the Issuer (filed as Exhibit 10.15 to the Issuer's Registration Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

     (iii)  Deferred  Compensation  Plan for  Directors of the Issuer  (filed as
Exhibit 10.16 to the Issuer's Registration Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

     (iv) Directors Stock Option Plan of the Issuer (filed as Exhibit 10.17 to the Issuer's Registration Statement on Form S-1 [Reg. No. 333-2926] and incorporated herein by reference).

      (v) Directors' Stock Option Plan of ThermoTrex (filed as Exhibit 10.26 to ThermoTrex's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-10791] and incorporated herein by reference).

      (vi) ThermoTrex Corporation-Trex Medical Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.73 to Thermo Cardiosystems Inc.'s Annual Report on Form 10-K for the fiscal year ended December 30, 1995 [File No. 1-10114] and incorporated herein by reference).

      (vii) Amended and Restated Directors' Stock Option Plan of the Reporting Person (filed as Exhibit 10.25 to the Reporting Person's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 [File No. 1-8002] and incorporated herein by reference).

      (viii) Thermo Electron Corporation-Trex Medical Corporation Nonqualified Stock Option Plan (filed as Exhibit 10.44 to Thermo Cardiosystems Inc.'s Annual Report on Form 10-K for the fiscal year ended September 30, 1995 [File No. 1-10114] and incorporated herein by reference).

      (ix) Amended and Restated Stock Holding Assistance Plan and Form of Promissory Note (filed as Exhibit 10.18 to the Annual Report on Form 10-K of the Issuer for the fiscal year ended September 27, 1997 [File No. 1-11827] and incorporated herein by reference).

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: January 22, 1999                       THERMO ELECTRON CORPORATION

                                             By:  /s/   Theo Melas-Kyriazi
                                                  Theo Melas-Kyriazi
                                                  Vice President and
                                                  Chief Financial Officer

      Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

John M. Albertine:                           Director, Thermo Electron

      Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investment and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                             Director, Thermo Electron

     For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the Chairman and Chief Executive Officer of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation and President of Competrol Real Estate Limited, firms engaged in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                            Director, Thermo Electron

     Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

George N. Hatsopoulos:                       Director, Chairman of the Board and
                                             Chief Executive Officer, Thermo
                                             Electron
John N. Hatsopoulos:                         Director and Vice Chairman of the
                                             Board, Thermo Electron
Peter G. Pantazelos:                         Executive Vice President, Corporate
                                             Development, Thermo Electron
Arvin H. Smith:                              President, Thermo Electron
Earl R. Lewis:                               Chief Operating Officer,
                                             Instrumentation, Thermo Electron
William A. Rainville:                        Chief Operating Officer, Recycling
                                             and Recovery Systems, Thermo
                                             Electron
John W. Wood Jr.:                            Senior Vice President, Thermo
                                             Electron
Paul F. Kelleher:                            Senior Vice President, Finance &
                                             Administration and Chief Accounting
                                             Officer, Thermo Electron
Brian D. Holt:                               Chief Operating Officer,
                                             Environmental and Energy, Thermo
                                             Electron
John T. Keiser:                              Chief Operating Officer, Biomedical
                                             and New Technologies, Thermo
                                             Electron
Theo Melas-Kyriazi:                          Vice President and Chief Financial
                                             Officer, Thermo Electron


Mr. Melas-Kyriazi is a citizen of Greece.